UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Onyx Acquisition Co. I
(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share
(Title of Class of Securities)

G6755Q109
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Onyx Acquisition Sponsor Co. LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,562,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,562,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,562,500(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 80.33%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents (i) 6,522,500 Class A ordinary shares, par value $0.0001 per share, (“Class A Shares”), and (ii) 11,040,000 private placement warrants to acquire Class A Shares (“Private Placement Warrants”).

(2)	Calculated based on (i) 4,210,028 Class A Shares outstanding as of January 26, 2023 as reported on the Issuer’s 8-K filed on February 7, 2023, (ii) 6,522,500 Class A Shares issued to the Reporting Persons upon conversion of Class B Shares on January 26, 2023, (iii) 90,000 Class A Shares issued to the Issuer’s independent directors upon conversion of Class B Shares on January 26, 2023, and (iv) 11,040,000 Class A Shares issuable in respect of 11,040,000 Private Placement Warrants.

1.	Names of Reporting Persons Michael Zev Stern
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,562,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,562,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,562,500(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 80.33%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 6,522,500 Class A Shares and (ii) 11,040,000 Private Placement Warrants.

(2)	Calculated based on (i) 4,210,028 Class A Shares outstanding as of January 26, 2023 as reported on the Issuer’s 8-K filed on February 7, 2023, (ii) 6,522,500 Class A Shares issued to the Reporting Persons upon conversion of Class B Shares on January 26, 2023, (iii) 90,000 Class A Shares issued to the Issuer’s independent directors upon conversion of Class B Shares on January 26, 2023, and (iv) 11,040,000 Class A Shares issuable in respect of 11,040,000 Private Placement Warrants.

1.	Names of Reporting Persons Benjamin Lerner
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,562,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,562,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,562,500(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 80.33%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 6,522,500 Class A Shares and (ii) 11,040,000 Private Placement Warrants.

(2)	Calculated based on (i) 4,210,028 Class A Shares outstanding as of January 26, 2023 as reported on the Issuer’s 8-K filed on February 7, 2023, (ii) 6,522,500 Class A Shares issued to the Reporting Persons upon conversion of Class B Shares on January 26, 2023, (iii) 90,000 Class A Shares issued to the Issuer’s independent directors upon conversion of Class B Shares on January 26, 2023, and (iv) 11,040,000 Class A Shares issuable in respect of 11,040,000 Private Placement Warrants.

1.	Names of Reporting Persons Matthew Vodola
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,562,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,562,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,562,500(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 80.33%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 6,522,500 Class A Shares and (ii) 11,040,000 Private Placement Warrants.

(2)	Calculated based on (i) 4,210,028 Class A Shares outstanding as of January 26, 2023 as reported on the Issuer’s 8-K filed on February 7, 2023, (ii) 6,522,500 Class A Shares issued to the Reporting Persons upon conversion of Class B Shares on January 26, 2023, (iii) 90,000 Class A Shares issued to the Issuer’s independent directors upon conversion of Class B Shares on January 26, 2023, and (iv) 11,040,000 Class A Shares issuable in respect of 11,040,000 Private Placement Warrants.

Item 1(a).	Name of Issuer:

Onyx Acquisition Co. I

Item 1(b).	Address of Issuer’s Principal Executive Offices:

104 5th Avenue New York, New York 10011

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.  Onyx Acquisition Sponsor Co. LLC

2.  Michael Zev Stern

3.  Benjamin Lerner

4.  Matthew Vodola

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

C/O Onyx Acquisition Co. I 104 5th Avenue New York, New York 10011
Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, $0.0001 par value per share

Item 2(e).	CUSIP Number:

G6755Q109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

	(b)	Percent of Class:

See response to Item 11 on each cover page.

	(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Onyx Acquisition Sponsor Co. LLC (the “Sponsor”) directly holds 6,522,500 Class A Shares and 11,040,000 Private Placement Warrants, constituting 80.33% beneficial ownership.

Michael Zev Stern, Benjamin Lerner and Matthew Vodola control the Sponsor, and as such have voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have beneficial ownership of the reported securities. This Statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Onyx Acquisition Sponsor Co. LLC

/s/ Benjamin Lerner
Name:	Benjamin Lerner
Title:	Authorized Person

Michael Stern

/s/ Michael Stern
By:	Benjamin Lerner, as Attorney-in-Fact

Benjamin Lerner

/s/ Benjamin Lerner
By:	Benjamin Lerner

Matthew Vodola

/s/ Matthew Vodola
By:	Benjamin Lerner, as Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 1, 2022, incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 2, 2022.